  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	23 March 2026 - “Transactions in Own Shares”

99.1

Haleon plc: Aggregated information - transactions in own shares

23 March 2026: Haleon plc (the "Company" or "Haleon") today announces the purchase of 7,833,121 ordinary shares of £0.01 each in the Company (the "Shares") for cancellation under its share buyback programme announced on 12 March 2026.

	London Stock Exchange	CBOE (UK)/BXE	CBOE (UK)/CXE	Aquis
Date of purchase:	16 March 2026
Number of Shares purchased:	440,721	264,115	294,261	-
Highest price paid per Share (p):	387.0000	387.0000	387.0000	-
Lowest price paid per Share (p):	378.0000	378.0000	377.1000	-
Volume weighted average price paid per Share (p):	384.9283	384.9538	384.7913	-
Date of purchase:	17 March 2026
Number of Shares purchased:	558,160	203,374	278,701	-
Highest price paid per Share (p):	393.9000	393.9000	393.9000	-
Lowest price paid per Share (p):	387.4000	387.4000	387.4000	-
Volume weighted average price paid per Share (p):	390.8075	390.5034	390.6313	-
Date of purchase:	18 March 2026
Number of Shares purchased:	802,635	431,047	560,107	-
Highest price paid per Share (p):	394.1000	394.3000	394.3000	-
Lowest price paid per Share (p):	385.3000	385.1000	385.1000	-
Volume weighted average price paid per Share (p):	388.2264	388.2711	388.1751	-
Date of purchase:	19 March 2026
Number of Shares purchased:	1,172,297	533,417	794,286	-
Highest price paid per Share (p):	385.6000	385.3000	385.6000	-
Lowest price paid per Share (p):	378.2000	378.2000	378.2000	-
Volume weighted average price paid per Share (p):	381.0116	381.0178	380.9251	-
Date of purchase:	20 March 2026
Number of Shares purchased:	682,033	393,486	424,481	-
Highest price paid per Share (p):	382.2000	381.8000	381.8000	-
Lowest price paid per Share (p):	375.9000	375.9000	375.9000	-
Volume weighted average price paid per Share (p):	378.5171	378.3247	378.4539	-

Following the settlement of the above, the Company's registered share capital is 8,941,771,041 ordinary shares of £0.01 each, of which 12,591,821 are held as treasury shares. Therefore, the number of ordinary shares with voting rights is 8,929,179,220 and this figure may be used by shareholders to determine if they are required to notify their interest, or a change to their interest, in Haleon under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades is available at the link below:

http://www.rns-pdf.londonstockexchange.com/rns/5753X_1-2026-3-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

This announcement and individual trade breakdown will also be available on the Company's website at: www.haleon.com/investors.

Enquiries
Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 23, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary